Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
August 13, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On August 12, 2010, ETF Trends posted an article on its website entitled “Newcomer Makes a Splash with Corn ETF” which included information from an interview with Sal Gilbertie, President of Teucrium Trading, LLC. A copy of the article is set forth below.

ETF Trends is an ETF news website owned by Global Trends Investments.  ETF Trends and Global Trends Investments are  wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to ETF Trends or Global Trends Investments in connection with the article below or any other matter published by ETF Trends concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

In accordance with Rule 433(f)(2)(ii) under the Securities Act of 1933, the Teucrium Commodity Trust wishes to add the following clarification to the interview below:

•	The article at issue states that the Teucrium Corn Fund “began trading in July.” In fact, the Teucrium Corn Fund’s first day of trading was June 8, 2010.
•
The article at issue states that “everyone at Teucrium has deep knowledge in the commodities space – they have all traded them at one point or another.”  In fact, the persons who hold the chief trading positions at Teucrium Trading, LLC, namely Sal Gilbertie and Kelly Teevan, have significant experience in commodities trading. Mr. Gilbertie is President of Teucrium Trading, LLC, Mr. Teevan is a Managing Director of Teucrium Trading, LLC, and both Mr. Gilbertie and Mr. Teevan are principals of Teucrium Trading, LLC.  In addition, Carl (Chuck) Miller, a principal of Teucrium Trading, LLC, has commodity trading experience.  Currently, Mr. Gilbertie and Mr. Teevan are primarily responsible for making trading and investment decisions for the Teucrium Corn Fund.

* * *

Newcomer Makes a Splash with Corn ETF
August 12th at 11:00 am by Tom Lydon

Teucrium is the name of one of the newest exchange traded fund (ETF) providers. While it might not be well-known just yet, they’ve already made a splash with a first-of-its-kind commodity ETF.

Teucrium Corn Fund (NYSEArca: CORN), the industry’s first single agriculture commodity ETF, began trading in July.

Teucrium President Sal Gilbertie is no commodities newbie. He spent almost 30 years trading commodities and derivatives and started what’s now known on the Chicago Board of Trade as the ethanol swap. In fact, Gilbertie is such an expert on energy that “people call me petro-centric.”

Gilbertie takes pride in the fact that everyone at Teucrium has deep knowledge in the commodities space – they have all traded them at one point or another.

Although he officially made his move to enter the ETF world at the end of 2009, he and a team of people worked on getting Teucrium off the ground for a full year.

Gilbertie’s move into commodities isn’t because commodities are trendy, either. He believes in them.

“With the new world order of expanding commodities, world populations expanding, growing prosperity, demand for world resources is increasing, and that’s not going to go away,” he says, stressing that food and energy account for most of this demand.

He took on corn first because of its enormous size. “It’s in everything – in 25% of the items at the grocery store.”

The primary use is as feed for animals, which ties in once again to population growth and the whole demand picture: as more people become prosperous, they’ll eat a protein diet.

Before bringing CORN to market, Gilbertie looked at all the issues and debates about contango and designed the ETF to address those concerns. CORN never holds spot. “We intentionally designed the benchmark to be multiple futures contracts, not just concentrated in one.”

In order to further mitigate the effects of contango, the contracts are spread throughout the crop year by holding the second and the third month, then the December after the third month.

Teucrium has five more ETFs waiting in the wings for regulatory approval: oil, natural gas, sugar, soybeans and wheat.